December 14, 2022

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Attention:    Andrew Blume
Kevin Woody

Re:     Under Armour, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 23, 2022
Form 8-K Furnished November 3, 2022
File No. 001-33202

Ladies and Gentlemen:

Under Armour, Inc. (“we”, “our”, “Under Armour” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated December 2, 2022 regarding our Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and Form 8-K furnished on November 3, 2022. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2021
Notes to the Audited Consolidated Financial Statements
Earnings per Share, page 64

Comment 1.    We note that you do not mention your 1.50% Convertible Senior Notes in your earnings per share accounting policy disclosure and footnote. Please tell us how you treated your convertible notes for EPS purposes during the periods presented. See ASC 260-10-45-45 and -46.

Response 1.
The Company respectfully acknowledges the Staff’s comment and undertakes to disclose in Note 2 to its Consolidated Financial Statements in its future Annual Reports on Form 10-K that diluted earnings per share reflects the potential dilution from common shares issuable through its convertible notes.
With respect to the earnings per share computation and disclosure in Note 18 to the Company’s Consolidated Financial Statements in the Form 10-K, the Company submits to the Staff that it appropriately accounted for its 1.50% Convertible Senior Notes (convertible into cash, shares of the Company’s Class C Common Stock or a combination of cash and shares of Class C Common Stock, at the Company’s election) for each of the three fiscal years ended December 31, 2021, 2020 and 2019, respectively, in accordance with ASC 260 when computing basic and diluted earnings per share, as further discussed below:
•For the fiscal year ended December 31, 2019, the Company had not yet issued its 1.50% Convertible Senior Notes, and therefore it was not applicable to the computation of diluted earnings per share.
•For the fiscal year ended December 31, 2020, the Company was in a net loss position and therefore did not include the dilutive impact of shares of Class A, B and C Common Stock issuable through its stock options, warrants, restricted stock units, other equity awards or its 1.50% Convertible Senior Notes in the computation of diluted earnings per share, as this impact would have been anti-dilutive, and presenting anti-dilutive earnings per share is prohibited under ASC 260-10-45-19.
•For the fiscal year ended December 31, 2021, as permitted under ASC 260-10-45 and prior to the adoption of ASU 2020-06, the Company used the treasury stock method to compute basic and diluted earnings per share. Pursuant to the treasury stock method, the Company assessed its 1.50% Convertible Senior Notes on a quarterly basis to determine the potential dilutive impact of the conversion option, which resulted in the Company including an additional dilution of 104,910 shares of Class C Common Stock in its computation of diluted earnings per share for the fiscal year ended December 31, 2021. While the impact of the potential shares issuable through its 1.50% Convertible Senior Notes was included within the line “Effect of dilutive securities Class A, B and C”, the Company did not separately disclose the potential dilutive impact from its 1.50% Convertible Senior Notes in the narrative related to its computation of diluted earnings per share because it determined that the potential dilution from the 104,910 shares of Class C Common Stock issuable through its 1.50% Convertible Senior Notes was not material to the dilutive earnings per share calculation.

Form 8-K Furnished November 3, 2022
Exhibit 99.1, page 1

Comment 2. We note that your presentation of several non-GAAP measures that remove the “impact of legal expenses relating to litigation matters.” Since legal expenses appear to represent normal, recurring, cash operating expenses necessary to operate your business, please remove the adjustment from future filings. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. If you believe the adjustment is in compliance with non-GAAP rules, please advise.

Response 2.
The Company respectfully acknowledges the Staff’s comment and reference to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including the updates issued on December 13, 2022 (“Question 100.01”). The Company advises the Staff that the removal of “legal expenses relating to litigation matters” from certain of its non-GAAP financial measures specifically relates to the accrual of a contingency in accordance with Accounting Standards Codification Topic 450 related to ongoing legal proceedings that are specifically disclosed in the Company’s Form 10-

K and transition and quarterly reports on Form 10-Q subsequently filed with the SEC. The Company has disclosed an ongoing securities class action lawsuit and stockholder derivative complaints related to similar matters (the “Disclosed Matters”). When considering the appropriateness of excluding the impact of this litigation reserve in the Company’s calculation of certain non-GAAP financial measures, the Company considered all relevant SEC guidance relating to non-GAAP financial measures, including the guidance in Question 100.01. The Company believes it is consistent with Question 100.01 and not misleading to exclude the cost of this litigation reserve from the Company’s calculation of certain non-GAAP measures because these amounts do not represent a normal, recurring cash operating expense. This litigation reserve is separate and distinct from normal, recurring legal expenses incurred in the ordinary course of the Company’s business operations, for which the Company does not adjust any of its financial measures. For clarity, the Company has not included any adjustment for the normal, recurring operating cash expense associated with defending the Disclosed Matters. In future filings, to better clarify its disclosures, the Company undertakes to specifically characterize these adjustments as an adjustment related to a “litigation reserve” in its presentation of non-GAAP measures.

If you have any questions, please do not hesitate to call me at (443) 326-1401.

Sincerely,
/s/ Aditya Maheshwari
Aditya Maheshwari
Senior Vice President, Chief Accounting Officer